UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2006

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No: 001-13739

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniSource Energy Corporation One South Church Avenue, Suite 100 Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2006 and 2005

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:   Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION

The Tucson Electric Power Company 401(k) Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1 – 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

[PwC Office Letterhead]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Tucson Electric Power Company 401 (k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401 (k) Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, IL
June 27, 2007

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets

Investments at fair value (See Note 2):	$164,058,551	$149,047,926

Receivables:
Employer contributions	160,007	140,754
Participant contributions	375,643	315,599

Total receivables	535,650	456,353

Net assets available for benefits, at fair value	164,594,201	149,504,279

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	59,201	77,765

Net assets available for benefits	$164,653,402	$149,582,044

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$1,078,092	$723,752
Net appreciation in fair value of investments	15,549,477	9,682,558

Total investment income	16,627,569	10,406,310

Contributions:
Employer contributions	4,123,383	3,885,727
Participant contributions	9,392,157	8,858,952
Participant rollovers	422,892	788,686

Total contributions	13,938,432	13,533,365

Total additions	30,566,001	23,939,675

Deductions from net assets attributed to:

Benefits paid to participants	13,166,447	11,755,119
Transfer of assets from plan (See Note 4)	2,321,056	-
Administrative expenses	7,140	8,419

Total deductions	15,494,643	11,763,538

Net increase	15,071,358	12,176,137

Net assets available for benefits:

Beginning of year	149,582,044	137,405,907

End of year	$164,653,402	$149,582,044

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan

The following description of the Tucson Electric Power Company 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation (“UniSource Energy”), the parent company of the Plan sponsor, (collectively, the “Company”), who are employed by the Company on or after January 1, 1985 are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration
The Company’s Pension Committee, comprised of three or more employees, administers the Plan (the “Plan Administrator”).  Fidelity Management Trust Company (the “Trustee”) serves as trustee of all Plan investments.  Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan.  The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (“IRC”) limits ($15,500 in 2007).  Additional catch-up contributions by participants age 50 and above may not exceed the lesser of IRC limits ($5,000 in 2007) or 50% of their pre-tax compensation. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1% into any combination of these funds.  Contributions are subject to certain limitations.

The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (“Qualified Rollovers”) into the Plan.  Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

For each payroll period during the two years ended December 31, 2006, the Company contributed Company Matching Contributions to the Plan with respect to each participant in an amount equal to the lesser of (i) the excess of the participant’s Compensation Deferral Contributions to the Plan in the Plan Year over the Company Matching Contributions previously made in respect to the participant in the Plan year or (ii) a percentage of the participant’s compensation as defined by the Plan for that payroll period.  Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions.  The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company Matching Contributions.

Loans to Participants
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the loan.  Loan terms may not exceed five years, except that loans used to purchase a principal residence may have a term up to 15 years.  Loan repayments are made every two

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

weeks through payroll deductions and are considered to be in default if all payments are not made for any three month period.  If a participant fails to repay a loan in full, the Plan Administrator may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest.  Each loan is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at loan origination plus 2%.  Interest rates for the years ended December 31, 2006 and 2005 ranged from 4.00% to 11.50%.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund.

Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death or retirement.  A participant may elect to have his or her account distributed as soon as practicable thereafter but not before the last Company Matching Contribution is made for the participant.  If a participant dies, a spouse beneficiary must start taking distributions when the participant would have turned age 70 ½.  A non-spouse beneficiary must take a full distribution by the last day of the calendar year following the calendar year of the participant’s death.

The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine.  Benefits payable to a participant or the beneficiary are paid in a cash lump sum.

Under certain conditions, once each plan year a participant may withdraw all or a portion of his or her account while still employed by the Company.  Withdrawals from a participant’s account are only permitted (i) for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in Section 401(k) of the Internal Revenue Code of 1954, as amended.  Beginning with the plan year in which participants reach age 59-1/2, they may withdraw any portion up to the entire amount of their Salary Deferral Contributions Account and/or their Company Matching Contributions Account.  In addition, participants may withdraw any portion of their Salary Deferral Contributions Account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship.  The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.

Investments
Participants may direct the investment of their Pretax Contributions and Company Matching Contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.

Vesting
A participant’s interest in each of his accounts is at all times 100% vested.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan.  Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

2.	Summary of Accounting Policies

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  This FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan’s investments are presented at fair value.  The Fidelity Managed Income Portfolio, a common/collective fund, is also valued at contract value.  Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.

The fair value of the Plan’s investments is determined as follows:
•	The fair value of common stock shares are based upon the closing market price on the valuation date.
•	Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year-end.
•
The fair value of the fully benefit-responsive investment contracts held by the Fidelity Managed Income Portfolio are calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

•	Participant loans are valued at their outstanding balance, which approximates fair value.

Security transactions are recorded on the trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Payment of Benefits
Benefits are recorded when paid.  There are no net assets available for benefits at December 31, 2006 due to participants who have withdrawn from participation in the Plan.

New Accounting Pronouncements

Statement of Financial Accounting Standard (FAS) 157, Fair Value Measurements, issued September 2006, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We do not believe the adoption of FAS 157 will impact the financial statement amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Satements (“SAB 108”).  SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.  The SEC Staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.  SAB 108 is effective for the Plan’s fiscal year ended December 31, 2006.  The adoption of SAB 108 did not have a material effect on the Plan’s financial statements.

3.	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2006	2005

Fidelity Growth Company Fund
463,860 and 502,349 units, respectively	$32,335,683	$31,964,473

Fidelity Magellan Fund
279,697 and 245,734 units, respectively	$25,038,477	$26,155,901

Fidelity Equity Income Fund
378,967 and 372,545 units, respectively	$22,188,499	$19,662,932

Fidelity Retirement Money Market Portfolio
13,258,681 and 10,861,333 units, respectively	$13,258,681	$10,861,333

Fidelity Low-Priced Stock Fund
254,023 and 270,248 units, respectively	$11,060,162	$11,036,917

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

During 2006 and 2005 the Plan’s investments appreciated (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

	2006	2005
Mutual Funds	$15,005,989	$8,950,479
Common Stock	543,488	732,079
Net Appreciation in Fair Value of Investments	$15,549,477	$9,682,558

The Plan’s investment in the common stock of UniSource Energy qualifies as a related party transaction.

4.	Transfer of Assets from Plan

On March 31, 2006, UniSource Energy completed the sale of all of the capital stock of a participating subsidiary to a third party.  As a result, the accounts of 238 participants employed by UniSource Energy’s divested subsidiary totaling $2,321,056 were transferred out of the Plan.

5.	Investment Risk

At December 31, 2006 and 2005, the Plan’s assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy stock and participant loans.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6.	Tax Status

The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a).  A tax qualification letter, dated December 3, 2003, has been received from the Internal Revenue Service.  The Plan has since been amended.  The Plan Administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

In 2006 and 2005, the Plan’s investments in shares of mutual funds managed by the Trustee of $136,801,094 and $125,027,952, respectively, as well as in stock of UniSource Energy in the amounts of $3,710,184 and $3,113,086, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.

The Trustee invests in UniSource Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UniSource Energy common stock:

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

	2006	2005

Cost of shares purchased	$766,192	$618,148
Number of shares purchased	24,242	20,060

Proceeds from shares sold	$712,706	$876,165
Number of shares sold	22,455	29,733

8.	Reconciliation of Financial Statements to Form 5500

The following reconciles investment income per the financial statements to the Form 5500:

2006

Investment income per the financial statements	$16,627,569
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(59,201)
Total investment income per Form 5500	$16,568,368

The following reconciles net assets available for benefit per the financial statements to the Form 5500:

2006

Net assets available for benefits per the financial statements	$164,653,402
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(59,201)
Net assets per Form 5500	$164,594,201

The Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as required for financial statements for annual periods after December 15, 2006.

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2006

				Description of Investment Including
		Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value

*		Fidelity Growth Company Fund		463,860 units of a mutual fund				$32,335,683

*		Fidelity Magellan Fund		279,697 units of a mutual fund				25,038,477

*		Fidelity Equity Income Fund		378,967 units of a mutual fund				22,188,499

*		Fidelity Low-Price Stock Fund		254,023 units of a mutual fund				11,060,162

*		Fidelity Retirement Money Market Portfolio		13,258,681 units of a mutual fund				13,258,681

*		Fidelity Managed Income Portfolio		5,949,482 units of an open ended commingled pool				5,890,281

*		Fidelity Intermediate Bond Fund		604,913 units of a mutual fund				6,206,411

		Spartan U.S. Equity Index Fund		107,226 units of a mutual fund				5,380,599

*		Fidelity Asset Manager Fund		338,806 units of an asset allocation mutual fund				5,458,170

		BrokerageLink Account		a self-directed investment fund				5,417,842

*		UniSource Energy Stock Fund		101,543 units of a unitized company stock fund				3,710,184

		Janus Worldwide Fund		58,307 units of a mutual fund				2,942,189

*		Fidelity Diversified International Fund		147,336 units of a mutual fund				5,444,056

		Janus Flexible Bond Fund		182,255 units of a mutual fund				1,715,021

*		Fidelity Freedom 2010		166,729 units of a mutual fund				2,437,584

		Franklin Utilities A		142,944 units of a mutual fund				1,952,609

		American Beacon Small Cap Value Plan		92,447 units of a mutual fund				1,959,867

*		Fidelity Small Cap Stock		55,169 units of a mutual fund				1,048,758

*		Fidelity Freedom 2020		97,644 units of a mutual fund				1,516,405

*		Fidelity Freedom 2015		140,938 units of a mutual fund				1,719,443

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2006

				Description of Investment Including
		Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,
(a)	(b)	Lessor or Similar Party	(c)	Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value

*		Fidelity Freedom 2040		115,291 units of a mutual fund				1,092,960

*		Fidelity Freedom 2025		61,845 units of a mutual fund				789,761

*		Fidelity Freedom 2030		27,395 units of a mutual fund				439,141

*		Fidelity Freedom 2035		30,348 units of a mutual fund				400,293

*		Fidelity Freedom 2005		19,484 units of a mutual fund				226,205

*		Fidelity Freedom Income		11,772 units of a mutual fund				135,853

*		Fidelity Freedom 2050		2,430 units of a mutual fund				26,120

*		Fidelity Freedom 2045		1,778 units of a mutual fund				19,094

*		Fidelity Freedom 2000		791 units of a mutual fund				9,856

*		Loans to participants		Loans with maturities ranging from 1 month to 176 months and interest rates from 4.00% to 11.50%				4,238,347
								$164,058,551

*      Denotes party-in-interest
**      Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By:  Tucson Electric Power Company 401(k) Plan Administrative Committee

By:	/s/ Kevin P. Larson	Date:	June 27, 2007
Kevin P. Larson
Member of Plan Administrative Committee

By:	/s/ Raymond S. Heyman	Date:	June 27, 2007
Raymond S. Heyman
Member of Plan Administrative Committee

By:	/s/ Michael J. DeConcini	Date:	June 27, 2007
Michael J. DeConcini
Member of Plan Administrative Committee